1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 21, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 10/21/2005	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on October 20, 2005: The replacement of the Company’s CFO

99.2	Announcement on October 20, 2005: Board meeting resolution on ADS conversion sales program for the UMC common shareholders

Exhibit 99.1

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The replacement of the Company’s CFO

1.	Changed personnel (please enter: “spokesperson,” “acting spokesperson”, “financial officer,” “research and development officer”, “chief of internal auditors”): Financial officer

2.	Date of occurrence of the change: 2005/10/20

3.	Name, title, and resume of the replaced person:

Stan Hung, CFO, United Microelectronics Corporation

4.	Name, title, and resume of the replacement:

Chitung Liu, The director of finance division and spokesperson, United Microelectronics Corporation

5.	Reason for the change: Job rotation

6.	Effective date: 2005/10/21

7.	Contact telephone number of the replacement: 886-3-5782258

8.	Any other matters that need to be specified: none

Exhibit 99.2

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Board meeting resolution on ADS conversion sales program for the UMC common shareholders

1.	Date of occurrence of the event: 2005/10/20

2.	Cause of occurrence:

The board meeting has approved a resolution to open up ADS conversion sales program for UMC’s common shareholders.

(1) Holders of common shares who are interested in selling his/her/its common shares by participating in the conversion sale program shall satisfy the following eligibility requirements under the policy of UMC Conversion Sale Program:

A. Minimum number of shares held: The minimum number of common shares held by any selling shareholder and eligible for sale shall not be less than 0.04% of the total outstanding common shares, i.e., 7,575,172 shares as of October 20, 2005.

B. Minimum holding period: The selling shareholder shall hold the required minimum number of common shares to be offered for sale under the program for a minimum period of one year (at least from 2004/10/20 to 2005/10/19).

C. Status of shareholder: The selling shareholder must not be an affiliate (as defined under U.S. securities laws) of UMC. In addition, UMC’s management and employees are prohibited from participating in the Program.

(2) The aggregate number of common shares sold in this program shall not exceed 1% of the total outstanding common shares of UMC.

(3) Any interested and eligible shareholders may contact SinoPac Securities (Address: 2F, 9-1 Chien Kuo N. Rd., Sec. 2, Taipei, Taiwan TEL: (02)2518-7190, 2508-8834) and pick up application documents beginning from October 24, 2005. The deadline for applicants to submit with SinoPac Securities the application form and all necessary documentation shall be 5pm, November 11, 2005. More detailed information can be found on the Company’s website: www.umc.com

3.	Countermeasures: none

4.	Any other matters that need to be specified: none